

April 29, 2011

Mr. Dale Riker
Principal Financial Officer
Teucrium Commodity Trust
232 Hidden Lake Road, Building A
Brattleboro, Vermont 05301

      Re: **Teucrium Commodity Trust**
              Form 10-K for the year ended December 31, 2010
              Filed on March 29, 2011
              File Number 001-34765

Dear Mr. Dale Riker:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jessica Barberich
                                        Assistant Chief Accountant